Lawrence Cohen
Direct Dial: 609.896.4574
Internet Address: lcohen@foxrothschild.com

May 26, 2006

VIA FEDERAL EXPRESS

Ms. Amanda McManus
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	KMA Global Solutions International, Inc. - Form 10-SB/A

Dear Ms. McManus:

Please find enclosed an amended Form 10-SB for KMA Global Solutions International, Inc.

Please let me know, at your earliest convenience, if you or your colleagues have any comments with respect to this submission.

Sincerely,

By:	/s/ Laurence Cohen
Lawrence Cohen

LC:cr
Enclosure

cc: Mr. Jeffrey D. Reid